UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

       For March 12, 2008

Commission File Number: 001-33916

ASIA SPECIAL SITUATION ACQUISITION CORP.

c/o M&C Corporate Services Limited
P.O. Box 309 GT, Ugland House
South Church Street
George Town, Grand Cayman
Cayman Islands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___.

Entry Into a Material Definitive Agreement.

The Transaction

On March 12, 2009, Asia Special Situation Acquisition Corp. (the “Company”) entered into a Share Exchange Agreement (the “Agreement”) with White Energy Company Limited (“White Energy”) and White Energy Technology Company Limited (“WET”).  Based in Sydney, Australia, White Energy, an Australian corporation, is a public company traded on the Australian Stock Exchange (ASX: WEC).  WET is a wholly-owned subsidiary of White Energy.  The Company is a special purpose acquisition corporation whose units of securities, ordinary shares and warrants trade on the NYSE Alternext Exchange (NYSE Alternext: CIO.U, CIO and CIO.WS).  In January 2008, the Company completed its initial public offering and retains approximately $115.0 million in trust funds, pending application in connection with the consummation of a business combination that is approved by the requisite vote or consent of the Company’s public shareholders.

As used herein, all dollar amounts are reflected in United States dollars.  The agreed upon exchange rate in the Agreement is (AUS) $1.00 equals (USD) $0.66.

Under the terms of the Agreement, the Company has agreed to acquire from White Energy, through an exchange of shares, 100% of the share capital of WET (the “WET Shares”) and the equity shares of the direct and indirect subsidiaries of WET (with WET, the “Constituent Corporations”).  Upon completion of the transaction, it is anticipated that, in exchange for the WET Shares, the Company will issue to White Energy a percentage of the aggregate number of ordinary shares of the Company to be issued and outstanding after giving effect to the share exchange, as shall be determined by the amount by which the “White Energy Market Value” (as defined) bears to the “Transaction Value” (as defined).   The White Energy Market Value has been calculated at approximately $157.0 million, representing the product of the White Energy Diluted Shares (as defined) as at March 12, 2009 and the $0.9905 volume-weighted average price (expressed in U.S. dollars) of White Energy common shares, as traded on the ASX for the 20 trading days prior to March 12, 2009.  The Transaction Value is defined as the sum of the White Energy Market Value and the Adjusted Funds.  The term “Adjusted Funds” is defined as the total cash available to the Company and the Constituent Corporations as at the closing date of the transaction (including net proceeds of any additional securities sold by the Company or any of the Constituent Corporations between March 12, 2009 and the closing date), less the sum of (i) transaction expenses, (ii) amounts paid or payable in respect of share redemptions that are requested on a timely basis by any of the Company’s public shareholders, and (iii) the amount of debt securities, if any, issued by the Company or any of the Constituent Corporations between March 12, 2009 and the closing date.  Such additional securities (including debt securities) may only be issued on terms mutually agreed to by the Company and White Energy.  Accordingly, assuming that the Adjusted Funds at closing are $105.0 million, the Transaction Value at closing would be approximately $263.0 million and White Energy would be entitled to receive in the share exchange an aggregate of approximately 60% of the total Company shares to be outstanding, and the Company’s existing shareholders will retain the remaining 40% of the total Company shares to be outstanding.  If, in the above example, there remain 14,000,000 ordinary shares of the Company that are issued and outstanding at the closing, White Energy would be entitled to receive a total of approximately 20,930,140 Company shares.  However, irrespective of the final calculations of White Energy Market Value, Transaction Value or Adjusted Funds, White Energy will not receive more than 72.5% of the fully diluted ordinary shares of the Company after giving effect to the acquisition.

In addition, upon consummation of the share exchange, the Company will assume the liabilities of the Constituent Corporations (other than obligations to White Energy) and assume or guaranty approximately $30.0 million of net indebtedness of White Energy.

Following the closing date, White Energy management will become the management of the Company and its subsidiaries and the current executive officers of the Company will resign.  In addition, after the closing date White Energy will have the right to appoint four directors (including a Chairman) to the board of the Company and the existing shareholders of the Company will have the right to appoint two directors to the board of the Company.  Moreover, immediately following the closing date the Company will change its corporate name to “White Energy Coal Technology Corporation” or such other name as shall be acceptable to White Energy.

The Agreement also provides for certain Company Management Performance Shares, to represent up to 10% of the total Company shares to be outstanding at closing after giving effect to the share exchange, that may be issued to members of the management of the Constituent Corporations in relation to achieved target production levels of the Company and its subsidiaries of up to 20,000,000 annual tons of upgraded coal production by December 31, 2012 from facilities using the Binderless Coal Briquetting technology described below.

WET is a technology-enabled natural resources company. A wholly-owned subsidiary of WET holds the exclusive world-wide rights to commercialize the Binderless Coal Briquetting (“BCB”) clean coal upgrading technology developed by the Commonwealth Scientific Industrial Research Organization (CSIRO), the science agency of the Australian government.

WET is developing industrial-scale coal upgrading facilities at strategic locations throughout the world which are situated at or near large low rank coal deposits that have appropriate infrastructure for the transportation of the upgraded coal product. WET has identified a number of such locations, and has entered into a series of joint venture, development, and long term coal supply agreements.  In addition, White Energy has advised that by early April 2009 it will have completed the construction and begun commissioning of a 1,000,000 ton per annum industrial scale facility in Indonesia under a joint venture with Bayan Resources, a publicly traded coal producer. The joint venture agreement with Bayan Resources contemplates the construction of additions to the clean coal upgrading plant facilities by 2011 to enable it to produce an additional 4,000,000 tons per annum, and includes a fixed price feedstock coal supply agreement and an agreement providing for a five year upgraded coal offtake purchase commitment for partial production representing over $200 million in anticipated revenues over such period.

In addition to its initial joint venture, through WET, White Energy has entered into and contemplates entering into additional joint ventures, including:

„           a second proposed Indonesian joint venture with Adaro Group, the largest coal company in Indonesia, and Itochu Corporation of Japan for a proposed initial one million ton per annum facility with increased capacity planned up to 8 million tons per annum;

„           an agreement to construct and operate all Asia-Pacific facilities with mining contractor Theiss, a wholly owned subsidiary of Leighton Industries, one of the largest publicly traded engineering, procurement and construction companies in Australia;

„           an agreement with Buckskin Mining Company (an indirect wholly owned subsidiary of Kiewit Corporation) for the development of a one million ton per annum coal upgrading facility in the Powder River Basin near Gillette, Wyoming, with planned increases in annual production capacity of up to eight million tons;

„           a letter of intent with Datang International Power Company Ltd, the second largest power generation company in China, for development of a production facility on a Datang-owned sub-bituminous deposit in Inner Mongolia of up to 10 million tons per annum; and

„           a Joint Venture Agreement with Black River Asset Management (a subsidiary of Cargill Corporation and shareholder of White Energy) whereby Black River will own a 49% equity interest in consideration for contributing up to $70 million in funding for exploitation of WET upgrading technology in Africa.

As set forth in our Form 6-K Report of Foreign Private Issuer, dated December 17, 2008, we previously entered into a framework agreement with White Energy to acquire, in exchange for Company shares, the equity of one of the White Energy Constituent Corporations that held rights to commercialize the Binderless Coal Briquetting clean coal upgrading technology in Indonesia and certain other countries in Southeast Asia.  Upon review of the worldwide potential for this technology and after further negotiations among representatives of White Energy, the Company and our investment bankers, we mutually agreed to significantly expand the scope of the proposed transaction so that the Company, through its acquisition of 100% of the shares of WET, will acquire all of White Energy’s global clean coal upgrading business including the exclusive rights to commercialize the Binderless Coal Briquetting clean coal upgrading technology throughout the world, associated management and existing joint ventures and operations.

For a further description of the BCB Coal Upgrading Technology, reference is made to our press release which is attached as an exhibit to this Form 6-K.

The Agreement between White Energy and the Company contemplates that available Adjusted Funds at closing will be used to expand operations and for general working capital purposes.  Based on its current project forecasts, White Energy believes that the available funds at closing of the transaction with the Company will be adequate to meet capital requirements over the next 12-18 months for the Bayan and Adaro (Indonesia) joint ventures and Datang (China) joint venture, and that future cash flows from these joint ventures will provide adequate working capital to fund the development and financing requirements for the additional joint ventures referred to above.  However, it should be noted that significant additional construction financing may be required to be obtained by the Constituent Corporations following the closing of the share exchange to enable the Company and its subsidiaries to construct and operate all coal upgrading facilities under contemplated joint ventures. There can be no assurance that such additional financing, if and when required, will be available on commercially attractive terms, if at all.

Consummation of the transactions between the Company and White Energy under the Agreement will be subject to certain conditions, including, without limitation (i) completion of a mutually satisfactory due diligence investigation; (ii) obtaining the required approvals of shareholders of both White Energy and the Company; (iii) obtaining certain third party consents, and (iv) otherwise complying with the Company’s obligations and requirements as a special purpose acquisition corporation.  Subject to satisfaction of the aforementioned conditions, it is anticipated that the transaction will be completed within the next 60 to 90 days.

There can be no assurances that the transactions contemplated by the Agreement will be consummated.

White Energy maintains its website at www.whiteenergyco.com

Forward Looking Statements

Certain information contained in this Form 6-K is forward-looking. All statements, other than statements of historical facts, included or referenced in this Form 6-K that address activities, events or developments which the Company or White Energy expect or anticipate will or may occur in the future are forward-looking statements. Statements which include the words ‘‘expect,’’ ‘‘intend,’’ ‘‘plan,’’ ‘‘believes,’’ ‘‘project,’’ ‘‘anticipate,’’ ‘‘will,’’ and similar statements of a future or forward-looking nature identify forward-looking statements.

These forward-looking statements are based on certain assumptions and analyses made by White Energy in its business plan in light of a number of factors, including its expertise and perception of historical and future business trends in the coal industry, the accuracy of budgeted capital expenditures and cash flow forecasts, and expected future developments with respect to the BCB clean coal upgrading technology.  However, whether actual results and developments will conform to the expectations of White Energy and the Company are subject to a number of risks and uncertainties (many of which are beyond the control of White Energy and the Company) that could cause actual results to differ materially from such expectations.  In addition, the commercialization of the BCB clean coal upgrading technology is subject to all of the risks and uncertainties inherent in the development of a new technology and product, including, the inability of the technology to produce lower-cost upgraded coal products; actual costs of construction of coal upgrading facilities exceeding budgeted amounts; delays in construction; working capital shortages that may require additional financings which may be unavailable; the inability to produce upgraded coal products on a large scale commercial basis; the inability to achieve market acceptance; competitive technologies; the inability to protect intellectual property rights; and price forecasts of coal-based fuel products exceeding actual market prices.

Other Events

On March 16, 2009, the Company issued a press release announcing the execution of the Agreement with White Energy and WET, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Financial Statements and Exhibits

(a) Financial statements of businesses acquired.

Not applicable.

(b) Pro forma financial information.

Not applicable.

(c) Shell company transactions.

Not applicable.

(d) Exhibits.

Exhibit Number	Description
10.1	Share Exchange Agreement as of March 12, 2009 by and among Asia Special Situation Acquisition Corp., White Energy Company Limited and White Energy Technology Company Limited.
99.1	Press Release of Asia Special Situation Acquisition Corp. dated as of March 16, 2009.

  SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

ASIA SPECIAL SITUATION ACQUISITION CORP.

March 16, 2009	By:	/s/ Gary T. Hirst
Dr. Gary T. Hirst
President